Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-191014 on Form S-3 and Registration Statement No. 333-209811 on Form S-8 of our report dated March 3, 2016 (November 2, 2016 as to the effects of retrospective adjustment for a segment change and the presentation of deferred financing costs discussed in Note 2, 9, 12,13, 17 and 21), relating to the consolidated financial statements of America First Multifamily Investors, L.P. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraphs regarding management’s estimates for investments without readily determinable fair values, and retrospective adjustments for a segment change and the adoption of guidance related to the presentation of deferred financing costs), appearing in this Current Report on Form 8-K of the Company.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska

November 2, 2016